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EXHIBIT 99-5

Consent of Sproule Associates Limited, Sproule Unconventional Limited
and Sproule International Limited

 LETTER OF CONSENT

TO:	Suncor Energy Inc. The Securities and Exchange Commission The Securities Regulatory Authorities of Each of the Provinces and Territories of Canada

Dear Sirs

Re:    Suncor Energy Inc.

We refer to the following reports (the "Reports") prepared by Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited:

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc. in the Newfoundland Offshore Areas dated February 20, 2015;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc. in the North America Onshore Properties dated February 20, 2015;

  •
  Evaluation of the P&NG Resources of Suncor Energy Inc. in the Montney Formation, Kobes Area, British Columbia dated February 20, 2015;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., North Sea Properties dated February 20, 2015;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., Libya Properties dated February 20, 2015; and

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., Other International Properties, Volume 3 — Ash Shaer Field, Syria dated February 16, 2012 ("Syria Reserves Assessment").

which provide our reports on proved and probable reserves evaluations and assessment of contingent resources pursuant to Canadian disclosure requirements of Suncor Energy Inc.'s Canadian onshore and offshore conventional assets and international operations that were evaluated as at December 31, 2014, except in the case of the Syria Reserves Assessment, which is as at December 31, 2011.

We hereby consent to being named and to the use of, reference to and excerpts and information derived from the said Reports by Suncor Energy Inc. in its:

  1.
  Annual Report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F") and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-196501) of Suncor Energy Inc., of our Reports;

  2.
  Annual Report for the year ended December 31, 2014 (the "Annual Report") to be filed with the securities regulatory authorities of each of the provinces of Canada; and

  3.
  Annual Information Form dated February 26, 2015 (the "AIF"), which is incorporated by reference into the following prospectuses (collectively, the "Prospectuses"): (i) the short form base shelf prospectus of Suncor dated June 11, 2014 relating to the sale and issue of debt securities from time to time in the aggregate principal amount of U.S. $2,000,000,000, and (ii) the short form base shelf prospectus of Suncor dated June 11, 2014 relating to the sale and issue of Series 5 medium term notes, from time to time, in the aggregate principal amount of up to CDN $2,000,000,000.

We have read the Form 40-F, Annual Report, AIF and Prospectuses and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the Reports.

Sincerely,
Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited
"Sproule Associates Limited", "Sproule Unconventional Limited" and "Sproule International Limited"
Harry J. Helwerda, P.Eng., FEC, FGC (Hon.) President and Director

Dated: February 26, 2015
Calgary, Alberta, Canada

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  EXHIBIT 99-5
Consent of Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited
LETTER OF CONSENT